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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

eCollege.com

______________________________________________________________

(Name of Issuer)

Common Stock

__________________________________________________________________________

(Title of Class of Securities)

27887E100

________________________________

(CUSIP Number)

December 31, 2005

_________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27887E100
_________________________________________________________________________________________
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oakleigh Thorne
_________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
[ ]	(a)
[ ]	(b)
_________________________________________________________________________________________
3.	SEC Use Only
_________________________________________________________________________________________
4.	Citizenship or Place of Organization: United States of America
_________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,312,498 (See Note 1 under Item 4)
______________________________________________________________________________
		6.	Shared Voting Power: 2,622,975 (See Note 2 under Item 4)
______________________________________________________________________________
		7.	Sole Dispositive Power: 1,312,498 (See Note 1 under Item 4)
______________________________________________________________________________
		8.	Shared Dispositive Power: 2,622,975 (See Note 2 under Item 4)
_________________________________________________________________________________________
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,935,473 (See Notes 1 and 2 under Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 17.9%

12.	Type of Reporting Person (See Instructions): IN
_________________________________________________________________________________________

Item 1.
	(a)	Name of Issuer: eCollege.com
	(b)	Address of Issuer's Principal Executive Offices: One N. Lasalle Street, Suite 1800, Chicago, Illinois 60602

Item 2.
	(a)	Name of Person Filing: Oakleigh Thorne

	(b)	Address of Principal Business Office or, if none, Residence: One N. Lasalle Street, Suite 1800, Chicago, Illinois 60602

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 27887E100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,935,473 shares (See Notes 1 and 2)

(b) Percent of class: 17.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,312,498 (See Note 1)

(ii) Shared power to vote or to direct the vote: 2,622,975 (See Note 2)

(iii) Sole power to dispose or to direct the disposition of: 1,312,498 (See Note 1)

(iv) Shared power to dispose or to direct the disposition of: 2,622,975 (See Note 2)

Note 1: Includes 75,955 shares of eCollege.com stock owned by the Oakleigh Thorne Irrevocable GST Trust, 247,100 shares owned by the Oakleigh L. Thorne Trust U/A dated December 15, 1976, 68,500 shares owned by the Oakleigh Thorne GST Trust III, options to purchase 10,695 shares of Common Stock exercisable within 60 days of December 31, 2005 and 7,605 shares of Company common stock issuable pursuant to share right awards.
Note 2: Includes options to purchase 27,665 shares of Common Stock exercisable within 60 days of December 31, 2005 granted to Blumenstein/Thorne Information Partners I, L.P. and 2,595,310 shares beneficially owned by Blumenstein/Thorne Information Partners I, L.P. Mr. Thorne is the Co-President of Blumenstein/Thorne Information Partners I, L.P. Mr. Thorne disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest, if any.

Item 5.	Ownership of Five Percent or Less of a Class - Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person - Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person - Not Applicable

Item 8.	Identification and Classification of Members of the Group - Not Applicable

Item 9.	Notice of Dissolution of Group - Not Applicable

Item 10.	Certification - Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006
By: /s/ Oakleigh Thorne Oakleigh Thorne